Exhibit 1.01 – Conflict Minerals Report

Conflict Minerals Report of Ormat Technologies, Inc.

For The Year Ended December 31, 2013

This is the Conflict Minerals Report (this "Report") of Ormat Technologies, Inc. ("Ormat", the "Company" or "we") for calendar year 2013 in accordance with Rule13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”) and Form SD thereunder. In accordance with the instructions to Form SD, this Report has not been audited by an independent private sector auditor.

A copy of this Report as well as the Form SD that we filed with the SEC is available on our website at http://investor.ormat.com/docs.aspx?iid=4087066

Unless otherwise defined herein, defined terms used in this Report have the meaning ascribed to such terms in Rule 13p-1, Form SD, and the 1934 Act Release No. 34-67716 (August 22, 2012).

1.	Overview

Company Overview

Ormat and its subsidiaries conduct business activities in the following two business segments:

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Electricity Segment — in this segment, we develop, build, own and operate geothermal and recovered energy-based power plants in the United States and geothermal power plants in other countries around the world and sell the electricity they generate; and

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Product Segment — in this segment, we design, manufacture and sell equipment for geothermal and recovered energy-based electricity generation, remote power units and other power generating units and provide services relating to the engineering, procurement, construction, operation and maintenance of geothermal and recovered energy-based power plants.

For more information about Ormat, please visit www.ormat.com. The content of any website referred to in this Report is included for general information only and is not incorporated by reference herein.

Supply Chain

In accordance with applicable SEC rules, we conducted due diligence on the source and chain of custody of those conflict minerals used in our Product Segment. We concluded that no such examination is necessary with respect to the Electricity Segment because this segment does not involve the sale of products by the Company. Similarly, and in accordance with applicable SEC rules, we have not attempted to examine conflict minerals that were "outside the supply chain" prior to January 31, 2013.

In connection with our manufacturing activities in the Product Segment, we identified certain conflict minerals that are used by us and necessary to the functionality and production of our products in the following raw materials or components used by us: steel (low grade and high grade), electronic cards and electronic cables (including tin plating). All of such raw materials are being purchased from various suppliers. We also use subcontractors to manufacture some of our products' components and for construction activities of power plants.

2.	Due Diligence Framework

In accordance with Rule 13p-1, we conducted due diligence in order to determine whether the conflict minerals that are necessary to the functionality or production of our products, were or were not “DRC conflict free”.

We designed the due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework as set forth in the Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2013) (“OECD Framework”) and related supplements for gold and for tin, tantalum and tungsten (3TG).

3.	Due Diligence Measures

Our due diligence efforts for 2013 included the following steps:

3.1	Establish management and control systems.

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Established a cross-functional conflict minerals steering committee comprised of representatives from engineering, procurement and finance departments to direct the overall efforts of the conflict minerals compliance program.

●	Established a Conflict Minerals Policy with respect to sourcing of minerals from the DRC and its adjoining countries, a copy of which is available at www.ormat.com/governance.

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Solicited survey responses from relevant suppliers of raw materials and components of products, using the standard template designed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the Conflict Minerals Reporting Template.

●	Referred suppliers to training materials that included an overview of the applicable SEC rules and provided instructions on how to respond to the survey.

3.2	Identify and assess risks in the supply chain.

   To identify risks in our supply chain, we undertook the following measures:

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Since it is not practicable to conduct a survey of all of our suppliers in the Product Segment, we believed a reasonable risk-based approach would be to conduct a survey of those suppliers representing approximately 90% of our 2011- 2013 average expenditures on procurement. The survey was based on the Conflict Minerals Reporting Template, with every survey response received being reviewed and logged.

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We identified risks in the supply chain based on the suppliers' characteristics (such as whether the supplier is itself subject to Rule 13p-1, the supplier's geographical location, etc.) and the dependency of Ormat on the suppliers' goods (based on criteria like volume of expenditures during 2013, ease of replacement of the supplier, etc.). As a result, we divided the suppliers into three risk levels: high, medium and low, which allowed us to prioritize our communication and response validation efforts according to the supplier level of risk.

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Responses received were subject to a "red flag" review. Responses that we identified as incomplete or inconsistent based on the red flag review process were identified for follow up. Smelters or refiners that were identified by our suppliers were compared against the list of facilities which have received a DRC conflict free designation from the Conflict Free Smelter Program (CFSP).

3.3	Design and implement a strategy to respond to identified risks

   To address the risks in the supply chain, the following actions were taken:

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When the EICC/GeSI survey was sent to suppliers, information on the Conflict Free Sourcing Initiative (CFSI) trainings was also provided. The CFSI trainings include an overview of conflict minerals and how to complete the EICC/GeSI template.

●	Suppliers who provided incomplete or inconsistent responses were sent a follow-up corrective action letter asking for clarification.

●	Suppliers that did not respond to our initial survey request were sent follow up letters requesting that they provide the information requested.

●	Senior management was briefed about our due diligence efforts.

3.4	Carry out independent third-party audit of smelter/refiner due diligence practices.

We do not typically have a direct relationship with 3TG smelters and refiners and therefore do not perform direct audits of these entities. As a result, our due diligence efforts relied on cross-industry initiatives such as those led by the EICC and GESI, to conduct smelter and refiner due diligence.

3.5	Report annually on supply chain due diligence.

Our Conflict Minerals Policy states that we will comply with Section 1502 of the Dodd Frank Act which includes filing Form SD and this Report with the SEC and posting it publicly on the internet. See the following link: http://investor.ormat.com/docs.aspx?iid=4087066

4.   Conclusion

Our supply chain is complex and there are multiple tiers between the Company and the mine. Accordingly, we rely, to a large extent, on our suppliers to provide information on the origin of the conflict minerals contained in components which are supplied to us to be included in our products.

To identify and assess risk in the supply chain, we engaged those suppliers who provide the substantial majority of our components and whose products we believe are likely to contain conflict minerals. We surveyed these suppliers, which accounted for more than 91% of applicable average component costs incurred between 2011 and 2013, to determine whether the necessary conflict minerals in components contained in our products were or were not "DRC conflict free". The survey requested suppliers to provide the country of origin of any conflict minerals and the facilities used to process these minerals.

Despite receiving responses from suppliers listing smelter or refiner names in their supply chain, the suppliers were unable to accurately report which specific smelters were part of the supply chain of the components that were sold to Ormat in 2013. Moreover, only approximately 34% of the suppliers surveyed responded to our inquiries.

In light of this lack of conclusive information, we are unable to determine and to describe the full list of facilities used to process those necessary conflict minerals or their country of origin.

5.   Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

●	Include a conflict minerals clause in new or renewed supplier contracts.

●	Expand the number of suppliers requested to supply information.

●	Direct suppliers to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

Caution Concerning Forward-Looking Statements

Information provided in this report may contain statements relating to current expectations and plans that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to Ormat's plans, objectives and expectations for future plans and events and are based upon its management's current estimates. These statements are subject to risks and uncertainties and may not prove to be accurate. For a discussion of such risks and uncertainties, see "Risk Factors" as described in Ormat Technologies, Inc.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2014 and its other filings.

These forward-looking statements are made only as of the date hereof, and, except as required by applicable law, we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.